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Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Company				Predecessor
	Year Ended December 31,			Eleven Months Ended December 31,(3) 2007	One Month Ended January 31, 2007
						Year Ended December 31, 2006
	2010	2009	2008
	(in 000's, except ratio amounts)
Pre-tax income (loss) from continuing operations	$(64,150)	$(88,973)	$(39,466)	$(102,002)	$(62,518)	$49,310
Income from equity investees	(757)	(386)	(1,383)	(887)	—	—
Fixed charges	105,447	95,384	93,507	80,929	5,819	55,842
Amortization of capitalized interest	—	—	—	—	7	24
Capitalized interest	—	—	—	—	—	(515)

Total earnings	$40,540	$6,025	$52,658	$(21,960)	$(56,692)	$105,691

Interest expense(1)	$24,497	$14,474	$12,999	$15,420	$5,345	$49,637
Estimated interest within rent expense(2)	80,950	80,910	80,508	65,509	474	5,690
Capitalized interest	—	—	—	—	—	515

Total fixed charges	$105,447	$95,384	$93,507	$80,929	$5,819	$55,842

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	1.89

Deficiency of earnings available to cover fixed charges	$(64,907)	$(89,359)	$(40,849)	$(102,889)	$(62,511)	$—

(1)
Includes interest expense and amortization of premiums, discounts and capitalized expenses related to indebtedness.

(2)
Estimated interest within rent expense includes one-third of rental expense, which approximates the interest component of operating leases.

(3)
Includes the operating results of Petro Stopping Centers, L.P., which has since been merged with TA Operating LLC, since our acquisition of Petro Stopping Centers, L.P., which was completed on May 30, 2007.

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  Exhibit 12.1